                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                 25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
          -----                         -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
          -----                         -----

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:
Press release dated July 9, 2004, "ALSTOM's Financing Plan Approved at General
Shareholders' Meeting"

Press release dated July 13, 2004, "ALSTOM Launches the Capital Increases
Planned as Part of Its Financing Package"

Press release dated July 15, 2004, "ALSTOM Enters into an Industrial Partnership in China"

Press release dated July 19, 2004, "Gaz De France and NYK Line Confirm to ALSTOM
the Order for a Second 153,300 M3 LNG Tanker"

Press release dated July 21, 2004, "Following the Success of First Tramway Line
Montpellier Chooses Citadis for Line 2"

Press  release,  "ALSTOM  Comments on the  Resolution  Issued by the Ministry of
Civil Service"

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: July 30, 2004                        By: /s/ Philippe Jaffré
                                               ---------------------------------
                                               Name: Philippe Jaffré
                                               Title: Chief Financial Officer

Press Information

                                                                     9 July 2004

                   ALSTOM'S FINANCING PLAN APPROVED AT GENERAL
                             SHAREHOLDERS' MEETING

As  anticipated  this  morning,  the 25%  quorum was not  obtained  for the 16th resolution in respect of the capital  increase by  debt-to-equity  swap reserved for the French State.

Consequently, at the Ordinary and Extraordinary Shareholders' Meeting held today in Paris,  ALSTOM presented to its shareholders an amendment to the structure of the financing plan announced on 26 May this year.

All resolutions  proposed to the vote of the shareholders were adopted with over
90% of the vote,  which allows ALSTOM to fully  implement the amended  financing plan.

Summary of the voting results:
-The amended 14th resolution  relating to the capital increase with preferential subscription rights for up to a maximum amount of €1.7 billion was approved with
90.5% of the vote.

-The amended 15th resolution  relating to the capital increase by debt-to-equity swap for up to a maximum  amount of €700 million,  reserved for creditors  other than the French State, was approved with 90.5% of the vote.

The vote in favour of these  resolutions  authorises  ALSTOM to launch a capital increase with  preferential  subscription  rights for up to a maximum  amount of
€1.7 billion,  payable  either in cash or by conversion of debt due and payable, as well as a capital increase by debt-to-equity  swap for up to a maximum amount of €700 million,  reserved for creditors  other than the French State,  with the objective of a total maximum amount of these capital increases at €2.2 billion.

We note that the total  capital  increase  being made  through the  preferential rights is  exercisable  either in cash or by  conversion of debt that is due and payable. The subscription price for the conversion of debt will of course be the same as that for the  debt-to-equity  swap,  i.e. 25% to 35% higher than that of the capital increase in cash.

Press Information

The French  State has  committed to  exercising  its  preferential  subscription rights in an amount of €185  million  in cash.  It will also  subscribe  to this capital  increase by conversion  of debt up to a maximum of €500 million  within the limits of its preferential subscription rights or of any shares which may be available after the exercise of preferential  rights by the other  shareholders, to the extent that its total  shareholding  does not exceed 31.5% of the capital of the Company.

Patrick Kron,  Chairman and Chief Executive  of ALSTOM,  said:  "I would like to thank our  shareholders for the confidence they have shown us today by approving this  financing  plan.  This  comes  after the  agreement  from our banks on new covenants and the approval from the European Commission.

All  authorisations are now in place to allow us to launch the capital increases taking into account the market conditions."

This press  release does not  constitute  an offer to purchase  securities  or a solicitation of an offer to purchase  securities.  No securities will be offered or sold by us in any country, including the United States of America, where such offer or sale would not be permitted  prior to the  registration  or approval of such offer or sale in accordance with applicable  local laws.  Specifically,  no securities  will be offered or sold in the United States  unless a  registration
statement  has  been  filed  and  declared   effective  or  an  exemption   from
registration  is  available.  Any  offering  will  only be made  by  means  of a prospectus prepared and made available for such purpose by the company and filed with the securities  authorities (in the case of a public  offering) or exempted from any such  filing  requirement.  Such a  prospectus  will  contain  detailed information  about the  company  and its  management,  including  its  financial statements and a description of its business and strategy.

Relations presse:         S. Gagneraud / G. Tourvieille
                          (Tél. +33 1 47 55 25 87)
                          internet.press@chq.alstom.com

Relations investisseurs:  E. Châtelain
                          (Tél. +33 1 47 55 25 33)
                          Investor.relations@chq.alstom.com

M Communications:         L. Tingström
                          (Tel. + 44 789 906 6995)
                          tingstrom@mcomgroup.com

Internet: http://www.alstom.com

Press Information

               THIS PRESS RELEASE IS FOR INFORMATION PURPOSES ONLY
             ALSTOM IS NOT MAKING ANY PUBLIC OFFERING OF SECURITIES
           IN THE UNITED STATES, AND HAS NOT REGISTERED THE SECURITIES
        DESCRIBED HEREIN WITH THE US SECURITIES AND EXCHANGE COMMISSION

                                                                   13 July 2004

                      ALSTOM LAUNCHES THE CAPITAL INCREASES
                    PLANNED AS PART OF ITS FINANCING PACKAGE

ALSTOM today  announced the launch of the two capital  increases  decided by the
Extraordinary General Meeting held on 9 July 2004:

-one with preferential subscription rights maintained

-the other reserved for certain ALSTOM creditors

The total maximum amount of these capital increases is at around €2.2 billion.

Commenting on this announcement,  Patrick Kron,  Chairman and Chief Executive of
ALSTOM  declared:  "The operations we are launching today represent a major step in the  implementation  of our financing  plan.  They will reinforce our equity, reduce our debt and clear the way for us to put in place the  bonding  programme which is crucial for our commercial activities."

1/ CAPITAL INCREASE WITH PREFERENTIAL SUBSCRIPTION RIGHTS

Today  ALSTOM is launching a capital  increase  with  preferential  subscription rights of a maximum amount of approximately  €1,565 million, to be subscribed to either in cash or by  conversion of debt on ALSTOM SA. 5 shares held will permit the  purchase of 14 new shares,  with the  possibility  to subscribe to a higher number of shares on a reducible basis.

The  subscription  price for the new shares has been set at €0.40 if paid for in cash.  It has  been  set at  €0.50  if paid  for by  conversion  of debt due and payable.  A maximum  of 3,655  million  shares  can be  issued  in this  capital increase.

The  delivery of the new shares and their  listing  will take place on 13 August
2004.

Press Information

The French  State has  committed to  exercising  its  preferential  subscription rights in an amount of  approximately  up to €185 million in cash.  It will also subscribe to this capital increase by conversion of debt up to a maximum of €500 million  within the  limits of its  preferential  subscription  rights or of any shares  which may be  available  after the  exercise of  preferential  rights by others,  to the extent that its total  shareholding does not exceed 31.5% of the capital of the Company.  As a condition to the approval of our financing package by the European  Commission,  the French State has committed to withdrawing from our share capital within 12 months of our having obtained an "investment  grade"
rating,  to be carried out within a time limit of 48 months from the 7 July 2004 decision of the European Commission.

This  capital  increase is  guaranteed  up to  approximately  €880  million by a banking syndicate.

2/ CAPITAL INCREASE RESERVED FOR CERTAIN ALSTOM CREDITORS

Today ALSTOM is launching  another capital increase  reserved for certain of its creditors of a maximum amount of approximately €635 million, to be subscribed to only by  conversion  of  ALSTOM's  debt due and  payable,  as part of its credit agreements.  The subscription  price of the new shares has been set at €0.50 per share. A maximum of 1,276 million shares can be issued in this capital increase.

The  delivery  of the new  shares and their  listing  will also take place on 13
August 2004.

CONTACTS
Press relations:     S. Gagneraud / G. Tourvieille
                     (Tel. 01 47 55 25 87) - internet.press@chq.alstom.com
Investor Relations:  E. Chatelain
                     (Tel. 01 47 55 25 78) - investor.relations@chq.alstom.com
M: Communications:   Louise Tingström
                     (Tel. +44 789 906 6995) - tingstrom@mcomgroup.com

THIS  ANNOUNCEMENT  DOES NOT CONSTITUTE AN OFFER TO SELL, OR A  SOLICITATION  OF
OFFERS TO  PURCHASE OR  SUBSCRIBE  FOR,  SECURITIES  IN THE UNITED  STATES.  THE
SECURITIES  REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT BE,  REGISTERED UNDER
THE  SECURITIES  ACT OF 1933, AS AMENDED,  AND MAY NOT BE OFFERED OR SOLD IN THE
UNITED  STATES  ABSENT  REGISTRATION  OR  AN  APPLICABLE   EXEMPTION  FROM  SUCH
REGISTRATION REQUIREMENTS.  THIS NOTICE IS ISSUED PURSUANT TO RULE 135(C) OF THE
SECURITIES ACT OF 1933.

                                                                    15 July 2004

                              ALSTOM ENTERS INTO AN
                         INDUSTRIAL PARTNERSHIP IN CHINA

ALSTOM has signed a Joint Venture Frame  Agreement  with Beijing  BEIZHONG Steam
Turbine Generator Co., Ltd (BSTG), a subsidiary of Beijing  JingCheng  Machinery
Electric Holding Co., Ltd (JCH),  outlining a cooperative approach to develop an effective long-term business relationship,  concerning the manufacture of 600 MW class steam turbines and generators.

This planned Joint  Venture  focuses on the  manufacturing  of  subcritical  and supercritical  steam  turbine  generator  technology.  ALSTOM  will hold 60% and
JCH/BSTG  40% of this Joint  Venture.  The full Joint  Venture will cover sales, project management, procurement,  manufacturing,  commissioning and service, and will benefit from the transfer of ALSTOM's relevant steam turbine technology.

ALSTOM enjoys a strong market leadership  position in steam turbine  technology, having installed  efficient and reliable solutions all over the world. BSTG is a well-established Chinese steam turbine and generator manufacturer,  operating in the 300 MW class under an ALSTOM license.

Both  parties  have a clear  strategy in becoming  major  long-term  players and suppliers  in the  Chinese  high-tech  steam  turbine and  generator  technology markets.

Patrick Kron,  ALSTOM's Chief Executive  Officer,  expressed  during the signing ceremony in Beijing the importance of this  partnership for ALSTOM,  reiterating that "The  signing of this  Framework  Agreement  marks a key  milestone  in the establishment of strategic  partnership with Chinese companies.  The partnership allows us to provide more competent power  generation  solutions for the booming power  market  of China.  This  reinforces  our  commitment  to be a long  term,
dedicated   partner  of  China  in  the  construction  of  the  country's  power infrastructure."

Press relations:     G. Tourvieille
                     (Tel. +33 1 47 55 23 15)
                     internet.press@chq.alstom.com

Investor relations:  E. Chatelain
                     (Tel. +33 1 47 55 25 33)
                     investor.relations@chq.alstom.com

                                                                    19 July 2004

                  GAZ DE FRANCE AND NYK LINE CONFIRM TO ALSTOM
                  THE ORDER FOR A SECOND 153,500 M3 LNG TANKER

Gaz de France,  in  partnership  with  Japanese  shipowner  NYK Line,  has just confirmed  to  ALSTOM  the order for a 153,500  m3 LNG  carrier,  for  delivery end-2006.

This LNG carrier will be similar to Provalys,  the LNG carrier  already ordered by Gaz de France to ALSTOM in September 2003,  currently under  construction at
Chantiers  de  l'Atlantique,  which  delivery is due on autumn  2005.  Like her sistership,  she will have with the largest capacity in the world for this type of  vessel  and will  integrate  innovative  technologies  such as an  electric
Diesel-gas  propulsion system and the latest  generation of membrane-type  tank insulation.

Meanwhile,  Chantiers de l'Atlantique  continue the construction of a 74,000 m3
LNG tanker, Gaz de France energY, which benefits of same advanced  technologies and will be delivered end-2004.

This new  confirmation  demonstrates  the expertise of ALSTOM's Marine sector on the LNG  carrier  market.  Over the last thirty  years,  ALSTOM has built 16 LNG carriers, all provided with leading edge technology used at the time.

It also underlines the strategy of positioning ALSTOM Marine on high added value vessels  including cruise ships,  ferries,  naval vessels,  scientific  research vessels and mega-yachts.

Press relations:     G. Tourvieille
                     (Tel. 01 47 55 23 15) - internet.press@chq.alstom.com

Investor Relations:  E. Chatelain
                     (Tel. 01 47 55 25 33) - investor.relations@chq.alstom.com

                                                                    21 July 2004

                  FOLLOWING THE SUCCESS OF FIRST TRAMWAY LINE
                     MONTPELLIER CHOOSES CITADIS FOR LINE 2

Montpellier's  transport authority,  TAM, has chosen ALSTOM for the supply of 24
CITADIS trams worth 58 million  euros.  The trams will serve the city's  second,
19-kilometer-long  line,  which  will be built as part of the  extension  of the city's tramway  network.  Under another  contract worth 6 million euros,  ALSTOM will also supply the  overhead  power line for half of the line and  maintain it for a 10-year period.

The rolling-stock  contract includes options for fitting the 30-meter trams with
10-meter extensions and for the order of additional trams.

The CITADIS  trams have been adapted for  Montpellier's  specific  requirements.
They  will  enable  the  municipality  to  increase  transport  services  as  of
2005-2006.

ALSTOM also  supplied the fleet of CITADIS 30 trams for Line 1. In service since
July 2000,  Line 1 carries  more than  110,000  passengers  per day.  The line's success and growing passenger demand led TAM to order modular extensions,  which
ALSTOM built and  integrated,  thus  lengthening the trams from 30 to 40 meters.
The option in the current contract will allow TAM to extend the new trams in the same manner.

"ALSTOM  congratulates  its client,  TAM,  on the  success of the first  tramway line," said Thierry Best, President of ALSTOM Transport France.  "I am delighted that the TAM has once again chosen CITADIS from a competitive field of offers to supply the trams for this Line 2."

ALSTOM  has sold or won orders  for more than 600  CITADIS  trams from 18 cities around the world.  More than 300 CITADIS  trams are in service and have  carried
500 million passengers over more than 35 million kilometers.

Press relations:     G. Tourvieille
                     (Tel. +33 1 47 55 23 15)
                     internet.press@chq.alstom.com

Investor relations:  E. Chatelain
                     (Tel. +33 1 47 55 25 33)
                     investor.relations@chq.alstom.com

    ALSTOM COMMENTS ON THE RESOLUTION ISSUED BY THE MINISTRY OF CIVIL SERVICE

Mexico City, July 29, 2004 - ALSTOM received a resolution from the Ministry of
Civil Service that orders Mexican government entities to refrain for two years from doing new business with ALSTOM International and a former ALSTOM subsidiary of the Transmission and Distribution sector, sold to Areva.

"Our company is fully committed to the strict compliance of the laws of Mexico and we take the resolution very seriously and with much preoccupation. From the moment the facts were reported in 2001, through the support in the investigation process, Alstom has collaborated in full openness with the authorities," said
Alain Toubiana, President of Alstom Mexico.

Toubiana adds: "ALSTOM is examining the order of the Ministry and confirms its intention to look positively to the continuity of its operations in the fields of energy and transportation that we believe are essential for attaining the infrastructure development that the country needs".